Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company Lithium Americas Corp., formerly 1397468 B.C. Ltd. 400 – 900 West Hastings Street, Vancouver, BC V6C 1E5
Item 2	Date of Material Change March 12, 2024
Item 3	News Release A news release was disseminated on March 14, 2024 via GlobeNewswire.
Item 4

Summary of Material Change

On March 12, 2024 Lithium Americas Corp. (“Lithium Americas”), received a conditional commitment (the “Conditional Commitment”) from the U.S. Department of Energy (“DOE”) for a $2.26 billion loan under the Advanced Technology Vehicles Manufacturing (“ATVM”) Loan Program (the “Loan”) for financing the construction of the processing facilities at Thacker Pass, located in Humboldt County, Nevada (“Thacker Pass” or the “Project”).

Item 5	Full Description of Material Change
5.1	Full Description of Material Change

On March 12, 2024 Lithium Americas, received a Conditional Commitment from the U.S. DOE for a $2.26 billion loan under the ATVM Loan Program for financing the construction of the processing facilities at Thacker Pass.

Based on the terms of the Conditional Commitment, the Loan for $2.26 billion will have interest rates fixed from the date of each monthly advance for the term of the loan at applicable U.S. Treasury rates. The Loan amount includes interest accrued during construction, which is estimated to be $290 million over the three-year period.

The Loan is intended to help finance the construction of Thacker Pass, targeted to produce an initial 40,000 tonnes per year (“tpa”) of battery grade lithium carbonate (“Phase 1”).

The DOE Loan Conditional Commitment follows receipt of the Letter of Substantial Completion in February 2023. While this Conditional Commitment represents a significant milestone and demonstrates the DOE’s intent to finance the Project, certain technical, legal and financial conditions, including negotiation of definitive financing documents, must be satisfied before funding of the Loan.

5.2	Disclosure for Restructuring Transactions
Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Jonathan Evans, President and Chief Executive Officer 400 – 900 West Hastings Street Vancouver, British Columbia V6C 1E5 jonathan.evans@lithiumamericas.com
Item 9	Date of Report March 14, 2024

FORWARD-LOOKING INFORMATION

Certain statements in this report constitute “forward-looking statements” within the meaning of applicable United States securities legislation and “forward-looking information” under applicable Canadian securities legislation (collectively, “forward-looking statements”). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events, performance or achievements of Lithium Americas, its projects, or industry results, to be materially different from any future results, events, performance or achievements expressed or implied by such forward-looking statements. Such statements can be identified by the use of words such as “may,” “would,” “could,” “will,” “intend,” “expect,” “believe,” “plan,” “anticipate,” “estimate,” “schedule,” “forecast,” “predict” and other similar terminology, or state that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved. These statements reflect Lithium Americas’ current expectations regarding future events, financial or operating performance and results, and speak only as of the date of this report.

Forward-looking statements in this report include, but is not limited to, expectations regarding accessing funding from the ATVM Loan Program, including final closing of the Loan and the Company’s ability to satisfy the conditions relating to such closing, timing thereof, and estimated interest accrued on the Loan during construction of Phase 1 of Thacker Pass; capital expenditures and programs; mineral resource and mineral reserve estimates, and any change in estimates, of the mineral resources and mineral reserves at Thacker Pass; development of mineral resources and mineral reserves; government regulation of mining operations and treatment under governmental and taxation regimes, including the ability of Thacker Pass’ output to qualify for Inflation Reduction Act Made in America benefits and to support electric vehicle (“EV”) eligibility for consumer incentives under the U.S. clean energy tax credits program; the realization of mineral resources and mineral reserves estimates, and information and underlying assumptions related thereto; statements with respect to future financial or operating performance of the Company; development of the Project, including anticipated timing, progress, approach, continuity or change in plans, construction, commissioning, milestones, production capacity, production type, product quality, production timeline, mine life, expansion plans and other parameters; the realization of the expected economics of Thacker Pass; expected potential benefits of Thacker Pass, including the creation of a battery supply chain in the U.S. to support the EV market; anticipated job creation and workforce hub at Thacker Pass; the expectation that the National Construction Agreement (Project Labor Agreement) with NABTU will minimize construction risk, ensure availability of skilled labor, address the challenges associated with Thacker Pass’ remote location and be effective in prioritizing employment of local and regional skilled craft workers, including members of underrepresented communities; the GM Investment including, but not limited to, expected benefits of the GM Investment and use of proceeds; the expected environmental, social and governance (“ESG”) and sustainability-related strategies, initiatives, priorities and benefits of the Project, including carbon intensity, water consumption, environmental impact, community benefits and employment opportunities; the Company’s commitment to sustainable development, minimizing the environmental impact at Thacker Pass and plans for phased reclamation during the life of mine; the ability to produce battery grade lithium products; the demand for EVs and the supply of lithium required to meet such demand; as well as other statements with respect to management’s beliefs, plans, estimates and intentions, and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts.

Forward-looking statements involve significant known and unknown risks, assumptions and uncertainties, and should not be read as guarantees of future performance, events or results and will not necessarily be accurate indicators of whether or not such events or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to, the performance, the operations and financial condition of Lithium. The forward-looking statements in this report includes the Company’s current views about future events, and while considered reasonable by the Company as of the date of this report, are inherently subject to significant uncertainties and contingencies. Accordingly, there can be no certainty that they will accurately reflect actual results. Assumptions upon which such forward-looking statements are based include, without limitation: a cordial business relationship between the Company and third party strategic and contractual partners; the ability of the Company to fund, advance and develop Thacker Pass, and to produce battery grade lithium; the respective benefits and impacts of Thacker Pass when production operations commence;

the Company’s ability to operate in a safe and effective manner, and without material adverse impact from the effects of climate change or severe weather conditions; uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals in Nevada; demand for lithium, including that such demand is supported by growth in the EV market; demand for EVs and the supply of lithium required to meet such demand; the impact of increasing competition in the lithium business, and the Company’s competitive position in the industry; continuing support of local communities and the Fort McDermitt Paiute Shoshone Tribe for the Project; continuing constructive engagement with these and other stakeholders, and any expected benefits of such engagement; the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates; impacts of inflation, currency exchanges rates, interest rates and other general economic and stock market conditions; the impact of unknown financial contingencies, including litigation costs, environmental compliance costs and costs associated with the impacts of climate change, on the Company’s operations; increased attention to ESG and sustainability-related matters, risks related to the Company’s public statements with respect to such matters that may be subject to heightened scrutiny from public and governmental authorities related to the risk of potential “greenwashing,” i.e., misleading information or false claims overstating potential sustainability-related benefits, risks that the Company may face regarding potentially conflicting anti-ESG initiatives from certain U.S. state or other governments; estimates of and unpredictable changes to the market prices for lithium products; development and construction costs for the Project, and costs for any additional exploration work at the Project; estimates of mineral resources and mineral reserves, including whether certain mineral resources will ever be developed into mineral reserves; reliability of technical data; anticipated timing and results of exploration, development and construction activities, including the impact of ongoing supply chain disruptions and availability of equipment and supplies on such timing; timely responses from governmental agencies responsible for reviewing and considering the Company’s permitting activities at Thacker Pass; availability of technology, including low carbon energy sources and water rights, on acceptable terms to advance the Project; the impact of inflationary and other conditions on the Company’s business and global markets; accuracy of development budgets and construction estimates; that the Company will meet its future objectives and priorities; that the Company will have access to adequate capital to fund its future projects and plans; that such future projects and plans will proceed as anticipated; as well as assumptions concerning general economic and industry growth rates, commodity prices, currency exchange and interests rates and competitive conditions. Although the Company believes that the assumptions and expectations reflected in such forward-looking statements are reasonable, the Company can give no assurance that these assumptions and expectations will prove to be correct.

There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. As such, readers are cautioned not to place undue reliance on this information, and that this information may not be appropriate for any other purpose, including investment purposes. The Company’s actual results could differ materially from those anticipated in any forward-looking information as a result of the risk factors set out herein and in the Company’s Form 20-F filed on August 22, 2023, as amended, alternative AIF disclosure document dated September 30, 2023, and interim and annual MD&A for carve-out financial statements available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. All forward-looking information contained in this News Release is expressly qualified by the risk factors set out in the aforementioned documents. Readers are further cautioned to review the full description of risks, uncertainties and management’s assumptions in the aforementioned documents and other disclosure documents available on SEDAR+ and on EDGAR.

The Company expressly disclaims any obligation to update forward-looking information as a result of new information, future events or otherwise, except as and to the extent required by applicable securities laws. Forward-looking financial information also constitutes forward-looking information within the context of applicable securities laws and as such, is subject to the same risks, uncertainties and assumptions as are set out in the cautionary note above.